FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X               Form 40-F

HSBC HOLDINGS PLC

15 August 2023

Correction - Notification of a Transaction by a Person Discharging Managerial Responsibilities

Following the 'Director/PDMR Shareholding' announcement released on 3 August 2023, the Company has been informed that the transfer of 9,454 ordinary shares of US$0.50 each by Surendra Rosha did not complete due to an administrative issue.

The following disclosure is made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person		Surendra Rosha

2 - Reason for the notification

Position/status		Co-Chief Executive, Asia-Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment		Amendment to the notification announced on 3 August 2023

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-08-03	Ordinary shares of US$0.50 each	GB0005405286	Hong Kong Stock Exchange		HKD - Hong Kong Dollar
Nature of Transaction:			Price	Volume	Total
Failed transfer of Shares from nominee and ShareMatch accounts to an account held jointly with spouse			HKD0	9,454	HKD0
		Aggregated	HKD0	9,454	HKD0

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
shareholderquestions@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 15 August 2023